Exhibit 99.1

StemPrintER Demonstrates Prognostic Utility in TransATAC Cohort

New York, March 1, 2022 - Tiziana Life Sciences Ltd.’s (Nasdaq: TLSA) former subsidiary, AccuStem Sciences, Inc. (OTC PINK: ACMSY) (formerly AccuStem Sciences Ltd.), today announced publication of new data in the European Journal of Cancer. Results demonstrate that StemPrintER is highly prognostic for risk of distant recurrence in women with breast cancer.

Investigators from the European Institute of Oncology (IEO) in Milan and The Royal Marsden Hospital in London evaluated 776 tumor samples from the TransATAC cohort, a subgroup of estrogen receptor positive (ER+), post-menopausal patients from the prospective, randomized ATAC trial. The pivotal TransATAC study has been used to evaluate many of the commonly used breast cancer risk scoring assays, including OncotypeDX, Prosigna, EndoPredict and Breast Cancer Index.

In this analysis, investigators demonstrated that patients with a StemPrintER Risk Score (SPRS) Low result had significantly better outcomes than patients with a SPRS High result. Patients with a SPRS Low result had a 5.8% risk of distant recurrence at 10 years versus 23.2% risk of distant recurrence in patients with a SPRS High result.1

“Many genomic classifiers have been evaluated in the TransATAC cohort,” said Salvatore Pece, Full Professor at the Milan University Medical School and Director of the Hormone-Related Cancers and Stem Cell Pathobiology Lab at IEO. “It is exciting that StemPrintER appears to perform as well as other commercially-available tests and indicates the potential for this novel test to inform clinical decision making.”

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Media Contact:

Tiziana Life Sciences Ltd

Hana Malik, Business Development, and Investor Relations Manager

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

Investors:

Irina Koffler

LifeSci Advisors, LLC

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ikoffler@lifesciadvisors.com

1.	Pece, S., Sestak, I., Montani, F., Tillhon, M., Maisonneuve, P., Freddi, S., Chu, K., Colleoni, M., Veronesi, P., Disalvatore, D., Viale, G., Buus, R., Cuzick, J., Dowsett, M., & Di Fiore, P. P. (2022). Comparison of stemprinter with Oncotype DX recurrence score for predicting risk of breast cancer distant recurrence after endocrine therapy. European Journal of Cancer, 164, 52–61. https://doi.org/10.1016/j.ejca.2022.01.003